Exhibit 12

TRIMAS CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Thousands)



                                             Three Months Ended
                                                 March 31,
                                           1994              1993
Earnings:

      Income before income taxes         $18,190           $14,080
      Fixed charges                        3,090             2,480

      Earnings before fixed charges      $21,280           $16,560



Fixed Charges:

      Interest                            $2,900            $2,350
      Portion of rental expense              220               160

      Fixed charges                       $3,120            $2,510



Ratios of earnings to fixed charges          6.8               6.6